Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) of Graphic Packaging International, Inc. for the registration of $425 million of its 9.50% Senior Notes due 2017 and to the incorporation by reference therein of our report dated March 3, 2009, except for Note 20 as to which the date is October 1, 2009, with respect to the consolidated financial statements and schedule Graphic Packaging Holding Company, and our report dated March 3, 2009 on the effectiveness of internal control over financial reporting of Graphic Packaging Holding Company included in its Form 10-K/A for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

Atlanta, Georgia
October 1, 2009